Exhibit 99.1

From: Mario Cibelli
Date: November 8, 2019 at 10:01:18 PM EST
To: Tarang P. Amin

Tarang,

Thank you for your time on the earnings follow-up call yesterday.

I wanted to clarify one point we discussed. When I mentioned that e.l.f. had not made much progress for public investors over an extended period of time you responded that this was my “opinion”. My statement was fact, not opinion, as the numbers below demonstrate.

As you can see, not only has adjusted EBITDA stagnated, but e.l.f’s earnings quality (the percentage of adjusted EBITDA sourced from GAAP operating income + acquired intangible amortization) has also declined. This has been a very poor result for the public shareholders of the company. If e.l.f. achieves adjusted EBITDA in the mid $60 million range for fiscal 2021 then that would be an even longer period of flat results.

You and the board do not have the luxury of ignoring the share price and the company’s large discount to private market value. Given the wide discount, a sale of the company would be the most attractive outcome for shareholders at this time. As part of your fiduciary obligation to shareholders, you and the other board members must weigh transactions, including a sale of the company, that would produce a compelling price in the near term versus any other strategy you may be inclined to pursue, including strategic extensions or acquisitions.

Simple, inescapable math makes for a very high hurdle in any argument for e.l.f. remaining independent given the high levels of SG&A and compensation that have prevented profit growth. Strategic buyers of the company will be able to cut significant costs from the organization to drive much more profit growth and value from the brand versus an independent e.l.f.

I am confident that many e.l.f. shareholders would be supportive of a sale of the company at this time. Control shareholder TPG has clearly signaled its intention to exit its position and its underlying investors would surely benefit from a formal sales process.

It’s clear e.l.f. has a skilled management team, but there are serious deficiencies when it comes to running a public company successfully for the benefit of all owners. I do not believe that management has given enough to shareholders - profitable growth, aligned compensation programs and corporate governance improvements - to earn their patience or support for acquisitions of other brands.

Irrespective of corporate governance shortfalls and other dynamics, e.l.f.’s discount to private market value is simply too wide for the management team to overcome without a sale. It is time to explore strategic alternatives with the goal of putting the valuable e.l.f. brand in the hands of a new owner that can offer shareholders a significantly higher price than the current one.

-mario

___________________

Mario Cibelli

Marathon Partners Equity Management, LLC

212-490-4400